OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Stemless Co.
9400 SW Millen Drive
Tigard, OR 97224
www.stemless.co



UP TO $300,000 OF CROWD NOTES

Stemless Co. ("Stemless "the company," "we," or "us"), is offering up to $300,000 worth of Crowd Notes of the company. The minimum target offering is $25,000 (the "Target Amount"). This offering is being conducted on a best efforts basis and the company must reach its Target Amount of $25,000 by November 17, 2017. The company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $250,000 under the Combined Offerings (the "Closing Amount") by November 17, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. The company will accept oversubscriptions in excess of the Target Amount up to $300,000 (the "Maximum Amount") on a first come, first served basis. If the company reaches its Closing Amount prior to November 17, 2017, the company may conduct the first of multiple closings, provided that the offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

THE COMPANY AND ITS BUSINESS

Stemless was formed on September 24, 2015 and launched in April 2016 . The company is authorized to issue 10,000,000 shares of Common Stock, with all rights and privileges determined in the company's Bylaws.

The company offers an online ordering platform that helps dispensaries connect with their customers digitally. On the platform buyers are able to: (i) view live menus, (ii) place orders for products and pay electronically and (iii) pick the order up themselves or opt for delivery. For buyers the use of the platform is free. Dispensaries are charged a monthly subscription fee to access the platform. This fee covers the costs associated with: (i) delivery logistics, (ii) routing/payment processing (iii) server space and (iv) security measures. The platform launched on April 15, 2016.

A detailed description of our products and services, our production process, and business plans can be found on the company's profile on SeedInvest at www.seedinvest.com and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

Due diligence

Due diligence by CrowdCheck, Inc.



THE TEAM

Koushi Sunder is the founder of Stemless. Sunder is the majority shareholder of the company.

Officers, directors, and key employees

This table shows the principal people on our team:

Name	Title	Term of Office (if indefinite, give date appointed)	Does the employee work fulltime for the company, and if not, where else does the employee work?
OFFICERS			
Koushalah Sunder	Founder, CEO	October 2015	Yes
DIRECTORS			
Koushalah Sunder	Director	October 2015	--
Sunder Nadarajah	Director	October 2015	--
SIGNIFICANT EMPLOYEES			
Sunder Nadarajah	Controller	9/28/2015	No
Shelby Cutler	Onboarding /Product Manager	1/20/2017	Yes
Isaac Colon	Head of Operations	May 2016	Yes
Swapnil Ghosh	Lead Developer	September 2015	Yes

Koushi Sunder

Koushi Sunder is our Founder and Chief Executive Officer. She has served in that position for over a year, from Stemless' inception in September 2015. Prior to founding Stemless, she was the Business Development Manager at Qualia Media which was recognized during her time there as the #204 fastest growing company in the US by Inc. Magazine. She's also worked within M&A and Sales at Cantor Fitzgerald and Morgan Stanley respectively. She holds an MBA from the Tuck School of Business and Dartmouth and a BS in Economics and Business administration from the University of Oregon.

Isaac Colon

Isaac Colon is currently the head of operations at Stemless. He has served in that position for eight months, from May 2016 to the present date. Prior to joining Stemless, he worked at Goldman Sachs from September 2008 to June 2016, and was promoted to Vice President in 2013. While at Goldman Sachs he specialized in operational risk management and process improvement. His projects directly resulted in a 100% increase in AUM and over $1.5 million in cost savings for the business. These results have made him a recognized expert in change management and team leadership. He holds a B.A. degree in philosophy from DePauw University.

Swapnil Ghosh

Swapnil Ghosh is the lead developer at Stemless. He has worked on Stemless since its inception in September 2015. Prior to joining Stemless he was a freelance developer who worked on all sizes of companies from two-person start-ups to large Fortune 500 companies on a project basis. He's especially talented at creating products that work both now and will continue to work as companies scale and expand; he focuses on Agile Methodologies. He codes in PHP, Java, AJAX, SQL and C++. He holds a BE in Computer Technology from Nagpur University.

Sunder Nadarajah

Sunder Nadarajah is the controller at Stemless. He joined first as an investor and chose to join as controller in September 2015. Sunder is responsible for all tax filings, corporate reporting and maintaining open lines of communication with investors. Prior to working at Stemless, Sunder was the head of Tax and Treasury of Accolade Winery from September 2013 to March 2016 and before that, he held the same title at Great Western Malting – the largest malt provider in the Pacific Northwest from 1999 to 2011. He holds his Masters of Taxation from Golden Gate University and his BS in Account from Brock University. He is a CPA and CMA, allowing him to practice in both the US and Canada.

Shelby Cutler

Since January 2017, Shelby holds lead role of Operations of Stemless, an online ordering platform for the legal cannabis industry. Before working at Stemless, Shelby completed her Bachelor of Science program in Economics and Political Science from University of Wisconsin – La Crosse. She placed concentration on macroeconomics and black market studies and graduated in 2015.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are some of the risks that relate to our company:

- **We are selling convertible notes that will convert into shares or result in payment in limited circumstances.** These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the Securities Act or a financing using preferred shares),the notes will convert into a yet to-be-determined class of preferred stock. The notes will convert at a discount of 20%, or based on a $4 million valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside investors at the time of conversion, if any, might value the company at an amount well below the $4 million valuation cap, so you should not view the $4 million as being an indication of the company's value. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

- **We have not assessed the tax implications of using the Crowd Note.** The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the company, or the issuance of equity. Investors should consult their tax advisers.

- **The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis.** By purchasing a Crowd Note this offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in [Delaware]. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

- **You may have limited rights.** The company has not yet authorized Preferred Stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a non-Major Investor under the terms of the notes offered, and therefore, you have more limited information rights and you will not have the right to automatically participate in future offerings, and therefore not have the same anti-dilution protections as Major Investors.

- **You will be bound by an investment management agreement, which limits your voting rights.** As a result of purchasing the notes, all non-Major Investors (including all investors investing under Regulation CF) will be bound by an Investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes or majority of the shares of the preferred equity the notes will convert into, vote to terminate the agreement.

- **Does anyone want our product and will they pay enough for it?** We will only succeed (and you will only make money) if there is sufficient demand for our platform. Our clients must think that we offer a better cannabis option than competitor products and services (e.g., Eaze, Meadow, and Baker, etc.). Further, the dispensaries must be willing to pay us a monthly subscription fee for access to our platform.

- **We are an early stage company and have not yet generated any profits.** Stemless was organized in 2015 and began operations in 2016. Accordingly, the company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the company reacts to developments in its market and the entry of competitors into the market. In order to become operational subsequent financial and operational milestones for the company include: (i) earning $150,000 ARR and (ii) gaining 3,000 consumer signups. The company needs to hire additional staff and utilize certain financial resources including R&D costs to achieve the aforementioned milestones.

- **The reviewing CPA has issued included a "going concern" note in the reviewed financials**. We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

- **The company is controlled by its founder.** Koushi Sunder currently holds the majority of the company's voting stock, and at the conclusion of this offering will continue to hold the majority of the company's voting rights. Preferred Stock has not yet been issued. Investors in Crowd Notes may not have the ability to control a vote by the stockholders or the Board.

- **We have a small management team.** We depend on the skills and experience of Sunder, Ghosh, Colon, Nadarajah, and Cutler. All of the aforementioned work for the company full-time. Our ability to raise sufficient capital may have an impact on our ability to attract and hire the right talent.

- **We rely heavily on our developers to create and manager our platform.** We rely heavily on the skills and expertise of our developers. If we lose our developers or experience delays in recruiting new developers it could financially affect the company and its business.

- **We rely heavily on our sales team.** We rely heavily on the skills and long standing relationships of our sales team with dispensary owners. If we lose our sales team or have delays in recruiting new members of the sales team it could financially affect the company and its business.

- **We have a number of competitors.** There are already a number of companies such as Eaze, Meadow, and Baker providing similar cannabis supply platforms. Although our focus is primarily on the end user, our competitions may be able to obtain a larger catalogue of dispensaries and offer a better product at a lower price.

- **Cannabis is a schedule 1 substance.** The company operates within the cannabis industry, which is federally illegal and therefore creates various risks and uncertainties that cannot be predicted or quantified at this time.

- **What is legal under state law may be illegal at the federal level, and intrastate commerce may be impossible.** Legalization applies only at the state level, and the laws vary from state to state. The production and sale of cannabis, and to an unknown extent, some of the activities related to cannabis, is illegal at the federal level. Even where some activities are legal at the state level, some other activities related to cannabis may be illegal, and there may be no logic as to what is legal or illegal. Intrastate commerce is difficult and subject to huge uncertainty, if not impossible. Investors should only invest in cannabis companies if they can cope with a level of regulatory uncertainty that has never been seen before.

- **The company may be acting "ultra vires."** This is a legal concept that means "acting beyond its powers," i.e., doing something that the company wasn't organized to do. It's hardly seen any more because most companies are organized "for any lawful purpose." The problem for cannabis companies is that their "purposes" might not be "lawful" in some jurisdictions. This means that the directors/managing members and maybe even the shareholders of the company may be held liable for the company's acts and the acts by the company (e.g., entering into contracts) may not be binding. The potential for uncertainty, litigation and liability is immense.

- **Existential threats from regulators, legislators and law enforcement.** Cannabis companies will be political footballs. Regulatory authorities and legislative bodies will pass inconsistent and constantly changing laws and rules. At any given moment, a business model involving any part of the cannabis industry could become illegal or impossible. Even if legal, the operations of law enforcement agencies could interfere with business operations.

- **Cannabis companies will be treated as piggybanks.** If not regulated out of existence, cannabis companies could also be taxed out of existence. Anybody with taxing authority (states, counties, municipalities) will want its share of the companies' profits, which means less for investors. Stemless as an ancillary business is not subject to IRS 280(e)

- **Some ordinary activities are hard for cannabis companies.** Things that regular operating companies take for granted (opening bank accounts, paying suppliers, leasing space) can be hard for cannabis companies because of real or perceived regulatory uncertainty (banks may be prohibited from dealing with cannabis companies, or think they might be) or because providers of goods and services disapprove.

- **The company will likely need more money.** The company might not sell enough Crowd Notes to meet its operating needs and fulfill its plans, in which case it may cease operating, which could lead to the total loss of your investment. Even if it sells all the Crowd Notes it's offering now, it will probably need to raise more funds in the future, and if it can't get them, the business could fail. Even if it does make a successful offering in the future, the terms of that offering might result in your investment in the company being valued less, because later investors might get better terms and the issuance of additional shares may dilute your proportional ownership.

- **Any valuation at this stage is difficult to assess.** Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity into which the Crowd Notes are convertible.

- **You can't easily resell the securities.** There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

The current owners of 20% or more equity in Stemless are reflected below:

Beneficial owner	Amount and class of securities held	Percent of voting power prior to the offering
Koushi Sunder	4,000,000 shares of Common Stock*	91%

Description of securities

The securities offered in this offering

The following description is a brief summary of the material terms of this offering and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this offering will convert into Preferred Stock in the earlier of a "corporate transaction" (such as the sale of the company) or a "qualified equity financing" (which is a Preferred Stock financing raising more than $1 million or the first sale of Common Stock in an initial public offering under a registration statement filed under the Securities Act of 1933).

The price at which the Crowd Notes sold in this offering will convert will be:

- If conversion takes place prior to a qualified equity financing, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- At a discount of 4% to the price in the qualified equity financing, subject to a $4 million valuation cap, if the conversion takes place pursuant to a qualified equity financing.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue at an annual interest rate of 4%, compounded quarterly.

As described below, non-Major Investors will have fewer rights than Major Investors, including more limited information rights. Further non-Major Investors will be required to subscribe to an investment management agreement, which will limit their voting rights in the future.

Our Target Amount for this offering to investors under Regulation Crowdfunding is $25,000. Additionally, we have set a minimum Closing Amount of $2500,000 for the Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before any closings occur. We will accept up to $300,000 from investors through Regulation Crowdfunding before the deadline of November 17, 2017.

The minimum investment is this offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200.

Securities sold pursuant to Regulation D

The company is selling securities in a concurrent offering to accredited investors under Rule 506(c) of Regulation D under the Securities Act at the same time as this offering under Regulation Crowdfunding (together, the "Combined Offering")

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors in those Crowd Notes will be entitled to participation rights in future offerings of equity securities up to the purchase price of their Crowd Notes and will be considered major investors, to the extent that concept exists in those offerings. Further, Major Investors will be entitled to greater information rights than non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-Major counterparts.

Other classes of securities of the company

The following descriptions summarize important terms of the existing securities of Stemless and does not provide every detail that may be of interest to investors in this offering. A description of the rights for Common Stock holders may be found in the Certificate of Incorporation and the Bylaws of the company.

Common Stock

The company has authorized up to 10,000,000 shares of Common Stock at $0.00001 par value. As of December 31, 2016 and 2015, 4,291,666 and 4,208,333 shares of common stock were issued and outstanding, respectively. The company's Articles of Incorporation set forth the rights, preferences, privileges, and restrictions relating to the Common Stock. These may be established by the company's Board of Directors.

Dividend Rights

Holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

Voting Rights

Holders of our common stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all our debts and other liabilities.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's common stock are subject to and may be adversely affected by, the rights of the holders of shares of any classes of preferred stock that we may designate in the future.

Dilution

Investors should understand the potential for dilution. Once the Crowd Notes are converted into shares of preferred stock, the investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share into which the notes convert being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transfer Agent

We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent. They will be responsible for keeping track of who owns our Crowd Notes.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were reviewed by Artesian CPA, LLC. Stemless Co. (the "company") is a corporation organized September 28, 2015 under the laws of Delaware. The company provides an online service facilitating orders between customers and dispensaries.

Financial condition

The following discussion includes information based on our unaudited operating data for 2017 and is subject to change once we complete our fiscal year, prepare our consolidated financial statements and our accountant completes a financial review of those statements.

Results of Operations

Our financial statements are as of February 2, 2017 and cover the two years to December 31, 2016. As of December 31, 2016, the company had not: (i) commenced its planned principal operations or (ii) generated revenue.

Total operating expenses for the year ending December 31, 2016 were $21,600. $264 was spent on general and administrative costs, $4,214 was spent on sales and marketing and $569 was spent on compensation and benefits.

Total operating expenses for the year ending December 31, 2015 were $5,252. $4,988 was spent on general and administrative costs and $264 was spent on sales and marketing.

The company incurred net losses of $20,288 and $5,252 during the years ended December 31, 2016 and 2015, respectively.

Liquidity and Capital Resources; Future Trends

As of December 31, 2016, we have cash on hand in the amount of $18,212. Total liabilities as of December 31, 2016 are $5,212.

As of August 2017, Stemless' run-rate annualized recurring revenue ("ARR") was approximately $57,000. By comparison, at year-end 2016, our run-rate ARR was approximately $3,000. Revenue growth over that period was driven by several factors. First, we pivoted our revenue model from one in which we earned commissions only on sales transactions to one in which dispensaries now pay Stemless a monthly fee to access the platform, as well as a percentage of sales. This shift to a B2B software-as-a-service solution better aligned our customers' interests with our own, as both parties are now invested in the success of the platform. Revenue growth was also driven by signing up additional dispensaries to the Stemless platform, increasing the monthly subscription fee paid by dispensaries, and higher transaction volume per store on the platform. We attribute the increase of transaction volume per store to a combination of increasing market awareness and the roll-out of delivery in select dispensaries.

The company is dependent upon additional capital resources for its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the company's planned operations or failing to profitably operate the business. Currently, the company intends to generate revenues and raise capital through the issuance of stock in this offering and sales. The company does not have any additional sources to satisfy capital needs. The company's burn rate prior to this offering is approximately $3,000 per month. At the close of this offering the company anticipates that its burn rate will increase to approximately $7,000 per month. The company believes that proceeds from this offering will be sufficient to last it for 18 months.

The company was initially capitalized by the issuance of common stock in exchange for technology, and or cash.

Subsequent to the date of the balance sheet, December 31, 2016, Koushi Sunder provided the company with additional funding in the amount of $5,212. This additional funding will convert simultaneously into equity and under the same terms as the securities offering in this offering.

In December 2016 the company officially exited beta and is currently in operation. Further, upon exiting beta, the company signed three new dispensaries. Despite achieving such milestones, the company could face many operational challenges relating to taxation and performing specific operational activities. Stemless is not subject to IRS Rule 280(e). Those entities with taxing authority (states, counties, municipalities) will want their share of the companies' profits, which means less for investors. Also, certain things that regular operating companies take for granted (opening bank accounts, paying suppliers, leasing space) can be hard for cannabis companies because of real or perceived regulatory uncertainty (banks may be prohibited from dealing with cannabis companies, or think they might be) or because providers of goods and services disapprove.

Subsequent financial milestones for the company include: (i) earning $150,000 ARR and (ii) gaining 3,000 consumer signups. The company needs to hire additional staff and utilize certain financial resources including R&D costs to achieve the aforementioned milestones.

Indebtedness

The company does not currently have any indebtedness.

Recent Offerings of Securities

In October 2015, the company issued 4,000,000 shares of common stock to its founder in exchange for technology provided to the company valued at $0.00001 per share.

In December 2015, the company issued a total of 208,333 shares of common stock to three investors at purchase prices of $0.132 per share, providing cash proceeds of $37,500.

In May 2016, the company issued 83,333 shares of common stock to an investor at a purchase price of $0.132 per share, providing cash proceeds of $11,000.

The proceeds of the above listed offerings of securities were used for start-up costs.

Valuation

The company determined the valuation cap, discount, and interest rate of the Crowd Notes in this offering internally based on its own assessment of the company's current and future value, as well as relative risk for investors investing in similarly situated companies. The Crowd Notes may convert to equity securities of the company in the future if the company engages in future equity financings. At that time, the valuation of the company will be determined through negotiations with prospective investors. Those prospective investors may determine the value of the company through one or multiple methods which include:

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed;

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet; and

Earnings Approach — This is based on what the prospective investor will pay (the present value) for what the prospective investor expects to obtain in the future.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of this offering. If we raise the Closing Amount, the net proceeds of this offering to the issuer, after the expenses of the offering (payment to SeedInvest, legal, accounting and related expenses) will be approximately $220,000. We plan to use these proceeds as follows:

- Approximately $25,000 for technology.
- Approximately $150,000 for hiring a team of employees.
- Approximately $10,000 for marketing.
- Approximately $10,000 for legal and licensing fees.
- Approximately $25,000 for Koushi Sounder's salary.

If we raise the Maximum Amount, the net proceeds of this offering to the issuer, after the expenses of the offering (payment to legal, accounting and related expenses) will be approximately $270,000. We plan to use these proceeds as follows:

- Approximately $50,000 for technology.
- Approximately $170,000 for hiring a team of employees.
- Approximately $25,000 for marketing.
- Approximately $25,000 for legal and licensing fees.
- Approximately $50,000 for Koushi Sounder's salary.

If we receive funds in our concurrent offering under 506(c), we may allocate some of those funds to cover some, if not all of the costs, of uses identified above.

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the company.

REGULATORY INFORMATION

Disqualification

Neither the company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

Annual reports

We have not filed annual reports to date. Any annual reports will be posted on our website, at **www.stemless.co/investorinformation,** which will be posted within 120 days after the end of each fiscal year.

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

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Updates

Updates on the status of this offering may be found at: www.seedinvest.com.

SEEDINVEST INVESTMENT PROCESS

Making an investment in the company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the company. Once the company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the company in exchange for your convertible note. At that point, you will be an investor in the company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The company is making concurrent offerings under both Regulation CF and Regulation D and unless the company raises at least the target amount under the Regulation CF offering and the closing amount under both offerings, it will not close this offering;

- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the company with the expectation that they will receive equity in the company in the future at a discounted price per share when the company raises its next round of financing.

To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, the company has set a minimum investment amount.

How can I (or the company) cancel my investment?

For offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the company's name, the amount, the investment number, and the date you made your investment.

After my investment

What is my ongoing relationship with the company?

You are an investor in the company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the company and their investments. This annual report includes information similar to the company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party repurchases or purchases all the securities sold in reliance on Section 4(a)(6) of the Securities Act
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the company about its business.

Can I get rid of my securities after buying them?

Securities purchased through a Regulation Crowdfunding offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the company that sold the securities
2. To an accredited investor
3. As part of an offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for theses securities and the company does not have any plans to list these securities on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists its securities on an exchange, is acquired, or goes bankrupt.